July 11, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Attn: Martin F. James

Mail Stop 6010

Re:	Somera Communications, Inc. (file no. 0-27843) Response to Securities and Exchange Commission letter dated June 24, 2005

Ladies and Gentlemen:

On behalf of Somera Communications, Inc. (the “Company”), we are electronically transmitting for filing the following response letter to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 24, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3: Acquisitions, page 51

1.	We note that in June 2003 you wrote-off all the goodwill relating to your October 2002 acquisition of Compass Telecom. With a view towards improved MD& A discussions in future filings, please describe to us the factors, both company-specific and macro-economic, which you believe resulted in the Compass Telecom goodwill being impaired less than nine months after the purchase. Discuss how these factors related to your decision to sell back the Compass Telecom assets to two of the former owners.

With a view towards improved MD&A discussions in future filings we shall include additional information as requested.

We accounted for the acquisition of the assets of Compass Telecom LLC (“Compass”) in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”, due to the fact that such acquisition closed on October 8, 2002, after the July 1, 2001, SFAS 141 and SFAS 142 effective dates. We assess the impairment of goodwill and other intangibles annually or whenever events or circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could result in an impairment review include the following: significant underperformance relative to projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends.

If we determine that the carrying value and other identified intangibles may not be recoverable based upon the existence of one of more of the above indicators of impairment, we would typically measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model.

In June 2003, we completed our annual goodwill and intangibles impairment test outlined under SFAS 142, which required the assessment of goodwill and purchased intangibles for impairment as of June 30, 2003. With the assistance of an independent appraiser, these tests were conducted by determining and comparing the

U.S. Securities and Exchange Commission

July 11, 2005

fair market value of our three reporting units (New Equipment, Re-used Equipment, and Services) based on marketing capitalization, as implied by the value of our common stock and projected discounted future cash flows, as defined in SFAS 142, to the reporting unit’s carrying value as of that date. Based on the results of these impairment tests, we determined that our goodwill for assets for two, of our three reporting units, namely our “redeployed equipment” and “services” reporting units, were impaired as of June 30, 2003. Compass’ performance was included under our “services” business unit and a write down related to Compass of $9.5 million was taken based upon our evaluation. This represented the entire goodwill balance associated with the Compass acquisition.

Factors that contributed to our conclusion to write down the goodwill related to the acquisition of the Compass assets were:

(1) The decline in the overall U.S. economic growth as evidenced by the June 26, 2003 report by the U.S. Department of Commerce in which they revised downward the growth in gross domestic product (GDP) to 1.4% in the first quarter of 2003 impacted our conclusion. This revision was less than the 1.9% estimated in May 2003 reflecting the slow down in economic activity resulting from such macro influences as the conflict with Iraq. As the U.S. economy slowed, demand for telecommunications services also waned, further exacerbating the downturn in the telecommunications market, reducing telecommunications carriers’ capital spending and postponing network upgrades. As a result, the performance of the outsourced services that the Compass assets provided to us suffered.

(2) In addition, beginning in 2002, the telecommunications industry experienced a significant downturn resulting in many telecommunications operators reducing their workforce and either scaling down their capital expenditures or postponing their planned network upgrades. While, at the time of the acquisition of Compass’ assets, we believed that the outsourced services that Compass performed would continue to be in demand by telecommunications carriers and actually grow in 2003 and going forward due to workforce reductions at the telecommunications carriers and other factors, we found that the services in question actually declined. We believe this decline was a result of the significant scaling down of telecommunications carriers’ capital expenditures and continued postponement of planned network upgrades which more than offset the carrier’s need for outsourced services. Further, while we were aware of the economic downturn in the telecommunications market at the time of the acquisition of the Compass assets, we did not anticipate the severity of the downturn nor the duration.

(3) Further, we experienced significant declines in our revenues. Our revenues were $50.495 million in the third quarter of 2002, the quarter before we made the Compass acquisition. Revenues continued to decline in 2003 and were $35.954 million for the quarter ended June 30, 2003, which represents a 28.8% decline in total revenues during that nine-month period. Services revenues were $7.2 million in the forth quarter of 2002, $3.6 million in the first quarter of 2003, $4.9 million in the second quarter of 2003, and $4.4 million in the third quarter of 2003. In fact, revenues related to our services business were greater in our fiscal 2002 (which included only one partial quarter of revenues related to the Compass assets) than in our fiscal 2003 (which included almost eleven months of revenues related to the Compass assets). We had anticipated significant revenue growth out of the “services” reporting unit, specifically as a result of the Compass acquisition, during these periods.

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July 11, 2005

(4) Finally, in June 2003, based upon forecasts provided by the Somera employees in charge of the Services reporting unit, we did not believe that we would achieve acceptable revenue growth with respect to the Services reporting unit and forecasted significant declines in profitability. In fact, from the time of the acquisition of the Compass assets to the time of the goodwill impairment charge related to such assets profit projections for that reporting unit declined 10% rather than increasing by the projected 29% due to the fact that certain key carriers unexpectedly elected to continue to reduce capital expenditures and cancel or postpone planned network upgrades. At the time of the goodwill impairment charge, this reduction in profit projections was expected to continue into the foreseeable future.

Following the goodwill impairment charge related to the Services reporting unit in June 2003, and based upon the above factors, specifically the fact that we believed the assets related to the former Compass business would negatively impact our profitability, in addition to the fact that Somera needed to focus its efforts on reinvigorating its core equipment business, we elected to sell back those portions of the Compass assets that were not part of our ongoing strategy and were not core to our equipment business back to the former owners of Compass.

Financial Statements, page 36

2.	We note the amended 2004 Form 10-K/A filed on April 13, 2005 which includes corrections to the audited financial statements. Please revise the amendment to include a complete set of audited financial statements. In addition, include the appropriate consents and certifications.

The Company acknowledges the Staff’s comment regarding the amended Form 10-K filing and has re-filed its Form 10-K to include a complete set of audited financial statements, appropriate consents and certifications.

Should you have any questions about the matters set forth in this letter, feel free to contact the undersigned directly at (805) 681-3322.

Best regards,

/S/ DAVID W. HEARD
David W. Heard
President and Chief Executive Officer
Somera Communications, Inc.

cc:	Jeremy D. Rossen, Somera Communications, Inc.